Filed Pursuant to Rule 433

Registration No. 333-221073

November 6, 2019

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,500,000,000 5.600% NOTES DUE NOVEMBER 14, 2024

ISSUER:	The Republic of Turkey

SECURITIES:	5.600% Notes due November 14, 2024

PRICING DATE:	November 6, 2019

ISSUE FORMAT:	Global (SEC Registered)

ISSUE SIZE:	USD 2,500,000,000

PRICE TO PUBLIC:	99.570%

TOTAL FEES:	USD 1,750,000 (0.07%)

NET PROCEEDS TO ISSUER:	USD 2,487,500,000

YIELD TO MATURITY:	5.700% per annum

COUPON:	5.600% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	November 14, 2024

SPREAD TO BENCHMARK US TREASURY:	407.4 bps

BENCHMARK US TREASURY:	UST 1.500% due 2024

BENCHMARK US TREASURY YIELD:	1.626%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	November 14 and May 14, beginning on May 14, 2020

CUSIP / ISIN:	900123CW8 / US900123CW86

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD MANAGERS/BOOKRUNNERS:	HSBC Bank plc Goldman Sachs International J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected November 14, 2019 (T+5) through the book-entry facilities of The Depository Trust Company.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

This communication constitutes an advertisement for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). It is not a prospectus for the purposes of the Prospectus Regulation. The final prospectus for the purpose of the Prospectus Regulation (as approved by the CSSF), when published, will be available at https://www.bourse.lu/cssf-approvals.

Investors should subscribe for or purchase securities solely on the basis of the registration document, the base prospectus and the prospectus supplement (together, the “prospectus”) relating to the securities and should read the prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free HSBC Bank plc at +1-866-811-8049 (toll-free), Goldman Sachs International at +1-866-471-2526 (toll-free), and J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312519285803/d828727d424b5.htm

You should not reply to this announcement. Any reply email communications, including those you generate using the “Reply” function on your email software will be ignored or rejected.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.